Exhibit (a)(1)(vi)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below) and the provisions herein are subject in their entirety to the provision of the Offer (as defined below). The Offer is made solely pursuant to the Offer to Purchase dated October 24, 2022 and the related Letter of Transmittal and any amendments or supplements thereto and is being made to all holders of Shares. The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the laws of such jurisdiction. In those jurisdictions where the applicable laws require that the Offer be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Purchaser (as defined below) by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by the Purchaser.

Notice of Offer to Purchase for Cash

Any and All Outstanding Shares of Common Stock

of

Continental Resources, Inc.

at

$74.28 per Share

Pursuant to the Offer to Purchase Dated October 24, 2022

by

Omega Acquisition, Inc.,

an entity wholly-owned by Harold G. Hamm

Omega Acquisition, Inc., an Oklahoma corporation (the “Purchaser”), 100% of the capital stock of which is owned by Harold G. Hamm (the “Founder”), a natural person residing in the State of Oklahoma and an affiliate of Continental Resources, Inc., an Oklahoma corporation (the “Company”), is offering to purchase any and all outstanding shares of common stock, par value $0.01 per share (the “Shares”), of the Company, other than: (i) Shares owned by the Founder, certain of the Founder’s family members and their affiliated entities (collectively, the “Founder Family Rollover Shareholders”); and (ii) Shares underlying unvested Company restricted stock awards (such Shares, together with the Shares referred to in clause (i), the “Rollover Shares” and the holders of such Rollover Shares, the “Rollover Shareholders”), for $74.28 per Share (the “Offer Price”), in cash, without interest and subject to deduction for any required withholding taxes and upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 24, 2022 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and which, together with the Offer to Purchase, constitutes the “Offer”). Tendering shareholders whose Shares are registered in their names and who tender directly to the Purchaser will not be charged brokerage fees or similar expenses on the sale of Shares for cash pursuant to the Offer. Tendering shareholders whose Shares are registered in the name of their broker, bank or other nominee should consult such nominee to determine if any fees may apply. The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of October 16, 2022 (as amended from time to time, the “Merger Agreement”), between the Company and the Purchaser.

THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT ONE MINUTE AFTER 11:59 P.M., NEW YORK CITY TIME, ON MONDAY, NOVEMBER 21, 2022, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

Immediately prior to the consummation of the Offer, Founder will contribute 100% of the capital stock of the Purchaser to the Company, as a result of which the Purchaser will become a wholly-owned subsidiary of the Company. The Merger Agreement provides, among other things, that promptly after the expiration of the Offer (and, in any event, within two business days thereafter) and subject to the terms and conditions of the Merger Agreement, the Purchaser will accept for payment and pay for, or cause to be paid for, all Shares validly tendered and not withdrawn pursuant to the Offer (the time at which Shares may be first accepted for payment under the Offer, the “Acceptance Time”), and that as soon as practicable after the Acceptance Time and subject to the conditions set forth in the Merger Agreement, the Purchaser will merge with and into the Company (the “Merger”), with the Company continuing as the surviving corporation wholly-owned by the Founder Family Rollover Shareholders. At the effective time of the Merger (the “Merger Effective Time”), any Shares not purchased pursuant to the Offer (other than: (i) the Rollover Shares; (ii) Shares owned by the Company as treasury stock or owned by any wholly-owned subsidiary of the Company, including Shares irrevocably accepted by the Purchaser pursuant to the Offer; and (iii) Shares held by a holder who is entitled to demand and properly demands appraisal for such Shares in accordance with Section 1091 of the Oklahoma General Corporation Act (the “OGCA”), in each case, immediately prior to the Merger Effective Time) will be automatically converted into the right to receive the Offer Price, in cash and without interest, subject to deduction for any required withholding taxes. The Merger Agreement is more fully described in “The Offer—Section 16—The Merger Agreement” of the Offer to Purchase. As a result of the Merger, the Company’s Shares will cease to be listed on the New York Stock Exchange (the “NYSE”) and will subsequently be deregistered under the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”).

If the Offer is consummated, the Purchaser does not anticipate seeking the approval of the Company’s remaining public shareholders before effecting the Merger. The parties to the Merger Agreement have agreed that, subject to the conditions specified in the Merger Agreement, the Merger will become effective as soon as practicable after the Acceptance Time, without a vote of the Company’s shareholders, in accordance with Section 1081.H of the OGCA.

The Board of Directors of the Company (the “Company Board”) has, upon the unanimous recommendation of a special committee comprised solely of independent and disinterested directors (the “Special Committee”): (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of the Company’s shareholders (other than any holder of Rollover Shares or an affiliate thereof or of the Company, such unaffiliated shareholders, the “Public Shareholders”); (ii) approved, adopted and declared advisable the Merger Agreement and approved the execution, delivery and performance by the Company of the Merger Agreement and the consummation by the Company of the transactions contemplated thereby, including the Offer and the Merger, in accordance with the requirements of the OGCA; (iii) resolved that the Merger Agreement and the Merger shall be governed by Section 1081.H of the OGCA; and (iv) resolved, subject to the terms of the Merger Agreement, to recommend that the Public Shareholders tender their Shares into the Offer, in each case, on the terms and subject to the conditions set forth in the Merger Agreement. The Founder and Shelly G. Lambertz recused themselves from the Company Board approval due to their status as Founder Family Rollover Shareholders.

Contemporaneously with the execution and delivery of the Merger Agreement, the Company and the Founder Family Rollover Shareholders entered into a Non-Tender and Support Agreement, dated October 16, 2022, with the Purchaser pursuant to which each Founder Family Rollover Shareholder agreed, among other things, not to tender any of the Shares beneficially owned by such person in the Offer. The Founder Family Rollover Shareholders own, in the aggregate, approximately 83% of the outstanding Shares.

Contemporaneously with the execution and delivery of the Merger Agreement, the Founder entered into a Limited Guarantee in favor of the Company, dated October 16, 2022, with respect to certain obligations of the Purchaser under the Merger Agreement, including, under certain circumstances, a guarantee of payment for up to $274 million of the Purchaser’s obligations to consummate the Offer and the Merger, provided, that the Company may only enforce such guarantee in connection with the consummation of the Offer and the Merger.

The Company will file a Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) with the Securities and Exchange Commission (the “SEC”) and disseminate the Schedule 14D-9 to the Company’s shareholders. The Schedule 14D-9 will include a description of the Company Board’s reasons for authorizing and approving the Merger Agreement and the transactions contemplated thereby and therefore, the Company’s shareholders are encouraged to review the Schedule 14D-9 carefully and in its entirety.

The Offer is subject to conditions, including: (i) the Special Committee Recommendation Condition (as defined in “The Offer—Section 18—Conditions to the Offer” of the Offer to Purchase), (ii) the Representations and Warranties Condition (as defined in “The Offer—Section 18—Conditions to the Offer” of the Offer to Purchase); (iii) the Covenants Condition (as defined in “The Offer—Section 18—Conditions to the Offer” of the Offer to Purchase); (iv) the Average Crude Oil Price Condition (as defined in “The Offer—Section 18—Conditions to the Offer” of the Offer to Purchase) and (v) other conditions as set forth in “The Offer—Section 18—Conditions to the Offer.” of the Offer to Purchase. The Offer is not conditioned upon the Purchaser obtaining financing or any minimum tender threshold.

Subject to the applicable rules and regulations of the SEC, the Purchaser reserves the right to waive any of the conditions to the Offer (other than the Special Committee Recommendation Condition (as defined in The Offer—Section 18—Conditions to the Offer” of the Offer to Purchase), which is non-waivable and may not be amended or modified) and to make any change in the terms of or the conditions to the Offer that is not inconsistent with the Merger Agreement, provided that the Company’s prior written consent (which consent must be approved by the Special Committee) is required for the Purchaser to: (i) decrease the Offer Price; (ii) change the amount or form of consideration to be paid in the Offer; (iii) decrease the number of Shares subject to the Offer; (iv) impose any condition to the Offer other than those set forth in Annex I to the Merger Agreement; (v) terminate, accelerate, limit, extend or otherwise change (or make any other amendment that would terminate, accelerate, limit, extend or otherwise change) the expiration date of the Offer in any manner (except as required under the Merger Agreement); or (vi) otherwise amend, modify or supplement any of the conditions to or terms of the Offer in a manner that is, or would reasonably be expected to be, adverse to the holders of Shares other than holders of the Rollover Shares.

Upon the terms and subject to the conditions set forth in the Offer, the Purchaser will accept for payment and pay for, or cause to be paid for, all Shares that are validly tendered and not withdrawn on or prior to one minute after 11:59 p.m., New York City Time, at the end of the day on November 21, 2022 or, in the event the Offer is extended or earlier terminated, the latest time and date at which the Offer, as so extended or earlier terminated, will expire (the “Expiration Time”). No “subsequent offering period” in accordance with Rule 14d-11 of the Exchange Act will be available.

Pursuant to the terms of the Merger Agreement, if, at the initial Expiration Time or any subsequent time as of which the Offer is scheduled to expire, any condition to the Offer has not been satisfied or waived (to the extent waivable), the Purchaser must extend (and re-extend) the Offer from time to time until all of the conditions to the Offer have been satisfied or waived (to the extent waivable); provided that each individual extension will not be for a period of more than (except with the prior written consent of the Company, which consent must be approved by the Special Committee) ten business days; provided further that the Purchaser will not be required to extend the Offer beyond December 31, 2022 (the “End Date”) unless the Purchaser is not then permitted to terminate the Merger Agreement, in which case the Purchaser is required to extend the Offer beyond the End Date. In addition, the Purchaser must extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or its staff that is applicable to the Offer or required by the rules and regulations of the NYSE or applicable law. Except as otherwise permitted pursuant to the Merger Agreement, the Purchaser may not terminate the Offer, or permit the Offer to expire, prior to any such extended expiration date without the prior written consent of the Company and the Special Committee.

Any extension, termination or amendment of the Offer will be followed by a prompt public announcement thereof.

In order to validly tender Shares in the Offer, you must either: (i) complete and sign the Letter of Transmittal in accordance with the instructions in the Letter of Transmittal, have your signature guaranteed (if required by Instruction 1 to the Letter of Transmittal), mail or deliver the Letter of Transmittal (or a manually signed facsimile copy) and any other required documents to American Stock Transfer & Trust Company, LLC, the depositary for the Offer (the “Depositary”), and either deliver the certificates for your Shares along with the Letter of Transmittal to the Depositary or tender your Shares pursuant to the procedures for book-entry transfer set forth in “The Offer—Section 3—Procedures for Tendering Shares” of the Offer to Purchase; or (ii) request your broker, dealer, commercial bank, trust company or other nominee to effect the transaction for you. If your Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact such broker, dealer, commercial bank, trust company or other nominee to tender your Shares. If you desire to tender your Shares, and certificates evidencing your Shares are not immediately available or you cannot deliver such certificates and all other required documents to the Depositary or you cannot comply with the procedures for book-entry transfer described in “The Offer—Section 3—Procedures for Tendering Shares” of the Offer to Purchase, in each case prior to the Expiration Time, you may tender your Shares by following the procedures for guaranteed delivery set forth in “The Offer—Section 3—Procedures for Tendering Shares” of the Offer to Purchase.

Subject to the terms and conditions set forth in the Merger Agreement and to the satisfaction or waiver (to the extent waivable) of the conditions to the Offer, the Purchaser will accept for payment and pay for, or cause to be paid for, promptly after the Expiration Time (and in any event within two business days), all Shares validly tendered and not validly withdrawn. For purposes of the Offer, the Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not validly withdrawn when, as and if the Purchaser gives oral or written notice of the Purchaser’s acceptance to the Depositary. Upon the terms and subject to the conditions of the Offer, the Purchaser will pay for Shares accepted for payment pursuant to the Offer by deposit of (or causing to be deposited) the purchase price therefor with the Depositary, which will act as agent for tendering shareholders for the purpose of receiving payments and transmitting such payments to tendering shareholders. Under no circumstances will the Purchaser pay interest on the consideration paid for Shares pursuant to the Offer, regardless of any extension of the Offer or any delay in making such payment.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Time as explained below. For your withdrawal to be effective, a written or facsimile transmission notice of withdrawal with respect to the applicable Shares must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase, and the notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and, if different from that of the person who tendered such Shares, the name of the registered holder of the Shares. If the Shares to be withdrawn have been delivered to the Depositary (except in the case of Shares tendered by an Eligible Institution (as defined in “The Offer—Section 3—Procedures for Tendering Shares” of the Offer to Purchase)), a signed notice of withdrawal with signatures guaranteed by an Eligible Institution must be submitted before the release of such Shares. In addition, such notice must specify, in the case of Shares tendered by delivery of certificates, the serial numbers shown on the specific certificates evidencing the Shares to be withdrawn or, in the case of Shares tendered by book-entry transfer, the name and number of the account at the Book-Entry Transfer Facility (as defined in “The Offer—Section 2—Acceptance for Payment and Payment for Shares” of the Offer to Purchase) to be credited with the withdrawn Shares. Withdrawals may not be rescinded, and Shares withdrawn will thereafter be deemed not validly tendered. However, withdrawn Shares may be retendered at any time before the Expiration Time by again following any of the procedures described in the Offer to Purchase.

Subject to applicable law as applied by a court of competent jurisdiction, the Purchaser will determine, in its sole discretion, all questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any tender of Shares, and its determination will be final and binding.

In general, your exchange of shares for cash pursuant to the Offer will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local or non-U.S. income or other tax laws. You should consult your tax advisor about the specific tax consequences to you of exchanging your shares for cash pursuant to the Offer in light of your particular circumstances. See “The Offer—Section 5—Certain U.S. Federal Income Tax Consequences” of the Offer to Purchase for a more detailed discussion of the tax consequences of the Offer.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 promulgated under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

The Company has provided to the Purchaser its list of shareholders and security position listings for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase, the related Letter of Transmittal and other related materials will be mailed to record holders of Shares and will be furnished to brokers, dealers, commercial banks, trust companies and other nominees whose names appear on the Company’s shareholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

The Offer to Purchase and the related Letter of Transmittal and the Company’s Schedule 14D-9 contain important information, and should be read carefully and in their entirety before any decision is made with respect to the Offer.

Questions and requests for assistance and copies of the Offer to Purchase, the Letter of Transmittal and all other tender offer materials may be directed to the Information Agent, at its address and telephone number set forth below and will be furnished promptly at the Purchaser’s expense. None of the Founder or the Purchaser will pay any fees or commissions to any broker or dealer or any other person (other than to the Information Agent and the Depositary, as described in the Offer to Purchase) in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks, trust companies and other nominees will, upon request, be reimbursed by the Purchaser for reasonable and necessary costs and expenses incurred by them in forwarding materials to their customers.

This transaction has not been approved or disapproved by the SEC or any state securities commission, nor has the SEC or any state securities commission passed upon the fairness or merits of this transaction or upon the accuracy or adequacy of the information contained in the Offer to Purchase or the Letter of Transmittal. Any representation to the contrary is unlawful and a criminal offense.

The Information Agent for the Offer is:

D.F. King & Co., Inc.

48 Wall Street, 22nd Floor

New York, New York 10005

Shareholders (toll-free): (800) 283-9185

Banks and Brokers: (212) 269-5550

Email: CLR@dfking.com

October 24, 2022

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